

August 31, 2009

Mr. Mark N. Schroeder
Chief Financial Officer
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, MO 63141

> **Re: Patriot Coal Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 1-33466**

Dear Mr. Whiting:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008, and Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Controls and Procedures

1.   We note your disclosure that you "concluded that [y]our disclosure controls and procedures were effective in alerting [your management] in a timely manner to material information relating to Patriot and [y]our consolidated subsidiaries required to be included in our periodic SEC filings." Clarify, if true, that your officers also concluded that your controls and procedures are designed, and are effective, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized

and reported, within the time periods specified in the Commission's rules and forms. See Exchange Act Rule 13a-15(e).

Certifications, exhibits 31.1 and 31.2

2.   Your certifications should match the exact form set forth in Item 601(b)(31) of Regulation S-K. We note, in both certifications, you omitted the introductory language in paragraph 4 regarding internal control over financial reporting in your Form 10-Q certifications; removed the "(s)" from the word "officer" in paragraphs 4 and 5; changed "internal control over financial reporting" to "internal controls over financial reporting;" and added "(the registrant)" after naming the company in paragraph 1.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and results of Operations

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007, page 54

3.   We are unable to locate a direct discussion and analysis of the significant fluctuations and trends in your operating costs and expenses. Please modify your disclosure to include such information, or otherwise tell us why you believe your current disclosure is adequate. This comment is also applicable to your Form 10-Q for the quarterly period ended June 30, 2009.

Financial Statements

Consolidated Statements of Operations, page F-3

4.   Please modify your presentation to separately present the amounts related to the net sales contract accretion. See Rule 5-03(b)(3) of Regulation S-X for further guidance. This comment is also applicable to your Form 10-Q for the quarterly period ended June 30, 2009.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Property, plant, Equipment and Mine Development, page F-8

5.   We note your disclosure that as of December 31, 2008, the fair value of your coal
        reserves was $2.5 million. Please modify your disclosure to clarify what you
        mean when you refer to coal reserves, and tell us why you are disclosing the fair
        value.

Note 21 Segment Information, page F-42

6.   We note from your disclosure that your chief operating decision makers use
        adjusted EBITDA as the primary measure of segment profit and loss. By the
        definition of adjusted EBITDA included in your disclosure, several of the items
        identified in items (a) thru (j) of paragraph 27 of SFAS 131 are included in
        calculating adjusted EBITDA as reviewed by your chief operating decision
        makers. As such, please modify your disclosure to include these items, or
        otherwise advise why you believe such items do not need to be disclosed.

Schedule II – Valuation and Qualifying Accounts, page 21

7.   We note you have provided Schedule II within your Form 10-K as required by
        Rule 5-04 of Regulation S-X. We note that the report from your independent
        auditor does not refer to the supplemental schedule and that your independent
        auditor included additional language in its consent filed as Exhibit 23 regarding
        the supplemental schedule. In future filings please include any reports on
        supplemental schedules within close proximity to the schedule.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and results of Operations

Results of Operations

Three and Six Months Ended June 30, 2009 Compared to June 30, 2008, page 22

8.   We note your disclosure that other revenue was higher for the three and six
        months ended June 30, 2009 primarily due to cash settlements received for
        reduced shipments in the first half of 2009, as a result of renegotiated customer
        agreements. Please explain to us the specific facts and circumstances of why you
        are receiving the cash settlements (i.e. deferral of coal shipments, agreeing to
        modify the amounts agreed to in a sales contract, etc). Additionally, explain to us

how you determined the amount and timing of the recognized revenue. As part of your response, describe the material details of the settlement arrangements.

Closing Comments

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director